 File No. 812-___________

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
_______________________________________________________________________________

APPLICATION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND
RULE 18f-2 THEREUNDER
_______________________________________________________________________________

In the Matter of:

Brown Advisory Funds
and
Brown Advisory, LLC
_______________________________________________________________________________

Please direct all communications concerning this Application to:

Patrick W.D. Turley, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401
(202) 261-3300

With copies to:

Brett D. Rogers, Esq.
Brown Advisory, LLC
901 South Bond St., Suite 400
Baltimore, MD 21231-3340
(800) 645-3923

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BEFORE THE
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

In the Matter of: Brown Advisory Funds and Brown Advisory, LLC 901 South Bond Street, Suite 400 Baltimore, Maryland 21231-3340 Investment Company Act of 1940 File No. 812-____________	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER

I.	INTRODUCTION

Brown Advisory Funds (the “Trust”) and Brown Advisory, LLC (the “Adviser”) (hereinafter together referred to as the “Applicants”) hereby apply for an order (the “Order”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Trust, on behalf of its series that may wish to employ the “manager-of-managers” arrangement described in this Application (the “Funds”), and the Adviser, the investment adviser to the Funds, to:

(a)           engage new or additional sub-advisers (“Sub-Advisers”);
(b)           enter into and materially amend existing investment sub-advisory agreements (“Sub-Advisory Agreements”); and
(c)           terminate and replace Sub-Advisers.

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Each new or additional Sub-Adviser and each new or modified Sub-Advisory Agreement would be subject to approval of the Trust’s Board of Trustees (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust (the “Independent Trustees”).

Applicants request that the Order being sought apply to: (a) all of the Funds; and (b) any other existing and future series of the Trust and any other existing or future registered, open-end, management investment company or series thereof that wish to rely on the relief and (1) uses the “manager-of-managers” arrangement described in this Application, (2) complies with the terms and conditions in this Application, and (3) is advised by the Adviser or any affiliate of the Adviser (together with the Funds, the “Sub-Advised Funds”).  The term “Adviser” herein includes (a) the Adviser, and (b) any entity controlling, controlled by, or under common control with the Adviser or its successors1.

The relief sought herein will not extend to any Sub-Adviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of a Fund or of the Adviser other than by reason of serving as a Sub-Adviser to one or more of the Funds (each, an “Affiliated Sub-Adviser”).

These exemptions are being sought primarily to enable the Adviser to obtain for the Funds the services of one or more Sub-Advisers believed by the Adviser to be the most suitable to manage all or a portion of the Funds’ portfolios: (a) without the delay and expense to the Funds of convening special meetings of shareholders, and (b) with investment advisory fees to be paid by the Adviser to the Sub-Adviser(s) at rates negotiated by the Adviser with each Sub-Adviser in view of the services to be provided by such Sub-Adviser.

1	For purposes of the requested Order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.  Applicants believe that, without such exemptions, the Trust may be precluded from promptly and timely employing, or may be subject to additional expenses of proxy solicitation when employing, Sub-Advisers best suited to the needs of the Funds.

II.	BACKGROUND

A.           The Adviser

The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser is a Maryland company located at 901 South Bond Street, Suite 400, Baltimore, Maryland 21231.  The Adviser is a wholly owned subsidiary of Brown Advisory Management, LLC, a company operating under the laws of the State of Maryland.  Brown Advisory Management, LLC is controlled by Brown Advisory, Incorporated, its managing member and a holding company operating under the laws of the State of Maryland.

The Board of Trustees of the Trust has approved an investment advisory agreement with the Adviser on behalf of each Fund (the “Investment Advisory Agreement”) and the Adviser, pursuant to the Investment Advisory Agreement, may select candidates that it recommends for the Board’s approval as Sub-Advisers.  The Adviser will supervise each Sub-Adviser that provides day-to-day portfolio management services for any portion of a Fund’s assets.  At present, the Adviser has not yet entered into sub-advisory agreements with any unaffiliated Sub-Advisers.

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In return for providing Sub-Adviser selection, monitoring and asset allocation services, and overall management services, the Adviser will receive a fee from each Fund, computed as a percentage of the Fund’s average daily net assets (the “Advisory Fee”).

B.           The Trust and the Funds
The Trust is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust.  Currently, the Trust offers two series and intends to register additional series in the future.

The Adviser serves as investment adviser to the Funds pursuant to the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Funds.  The Investment Advisory Agreement complies with Section 15(a) of the 1940 Act.

C.           Management Structure
The Adviser, under the Investment Advisory Agreement, is responsible for providing a program of continuous investment management to each Fund in accordance with the investment objective, policies and limitations of the Fund as stated in its prospectus and statement of additional information.  In performing investment management services for a Fund, the Adviser provides the Fund with ongoing investment guidance, policy direction (including oral and written research), monitoring of any sub-advised portion of the Fund, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy.  Under the Investment Advisory Agreement, the Adviser may engage one or more Sub-Advisers to manage all or any portion of the portfolio of a Fund.

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The Adviser monitors the performance of the Funds and continuously reviews, supervises and administers their investment programs, subject to the direction of, and policies established by, the Board.  The Adviser will recommend to the Board whether a Fund should continue to employ or terminate any Sub-Adviser to that Fund.  The Adviser will be responsible for identifying prospective Sub-Advisers for each Fund and recommending them to the Board.  Some of these Sub-Advisers may be Affiliated Sub-Advisers.  As noted above, the relief requested hereby will not extend to Affiliated Sub-Advisers.

With respect to the Funds, the Adviser exercises considerable authority in establishing or modifying the parameters within which each Fund’s investment program operates, and ensuring that each Sub-Adviser is staying within the applicable parameters that are in effect at any given time.  The Adviser makes recommendations to the Board with respect to the retention of a Sub-Adviser based on the Adviser’s continuing evaluation of the Sub-Adviser’s performance, as well as the Sub-Adviser’s fees and services in relation to other investment advisers performing similar services.  As additional criteria in evaluating a Sub-Adviser, the Adviser examines, among other criteria, the nature of the strategy employed by the Sub-Adviser, and the Sub-Adviser’s reputation in the investment community.

D.           Sub-Advisers
Each Sub-Adviser will be an “investment adviser” (as such term is defined in Section 2(a)(20) of the 1940 Act) and will be registered as an investment adviser under the Advisers Act.In return for providing the Sub-Advisory Services, a Sub-Adviser’s fees will be paid out of the Advisory Fee that a Fund pays to the Adviser.

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E.           Investment Advisory Agreement
The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act and it has been approved by the Board (including a majority of the Independent Trustees) and the shareholders of the Funds at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act, to the extent required under those sections and that rule.2

F.           Manager-of-Managers Arrangement
It is proposed that each Fund would be eligible to be operated in a manner that is different from a traditional management-type investment company where one or more individuals employed as portfolio managers by the investment company’s investment adviser make investment decisions with respect to the portfolio of investments.  Under the proposed manager-of-managers arrangement described herein, a Fund could offer investors the benefit of the Adviser’s Sub-Adviser selection and monitoring services, and the Adviser’s ability to periodically allocate and re-allocate assets in any proportion among Sub-Advisers or among the Adviser and Sub-Advisers.  Under this approach, the Adviser may recommend and, if the Board, including a majority of Independent Trustees, approves the recommendation, retain for a Fund one or more Sub-Advisers.  Such a recommendation may be in the context of transferring responsibility from one Sub-Adviser to another or appointing a Sub-Adviser for assets as to which no Sub-Adviser had previously been responsible.  Each Sub-Adviser will be responsible for continuously reviewing, supervising and administering the investment program with respect to the Fund, or each portion of the Fund’s assets, assigned to such Sub-Adviser (“Sub-Advisory Services”).

2
When this Application refers to approval by shareholders, or any other action by shareholders pursuant to Section 15(a) of the 1940 Act, such approval or action will require the favorable vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the applicable Fund.

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The Board will rely upon the Adviser to monitor each Sub-Adviser’s performance and its compliance with the applicable Fund’s investment objective, policies and restrictions, and to recommend the retention or termination of Sub-Advisers.  The Adviser may also directly manage all or a portion of the assets of a Fund.

Whenever required by Section 15(c) of the 1940 Act, the Board will request, and the Adviser and each Sub-Adviser will furnish, such information as may be reasonably necessary to evaluate the terms of the Investment Advisory Agreement and each Sub-Advisory Agreement(s).  Among other things, the Board will have been advised that a portion of the Advisory Fees charged by the Adviser under the Investment Advisory Agreement for the Funds will be paid by the Adviser to the applicable Sub-Adviser(s).  The Board will have been provided with, and will evaluate, information concerning the rate of the fees paid to the Adviser and by the Adviser to each applicable Sub-Adviser.  The information provided to the Board will be maintained as part of the minute book records of each Fund pursuant to Rule 31a-1 under the 1940 Act and available to the Commission in the manner prescribed by the 1940 Act.  Each Sub-Adviser will also be expected to provide in-person reports to the Board from time to time.

If the Order requested herein is granted, the Adviser and the Funds may enter into and materially amend Sub-Advisory Agreements without approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the applicable Fund.  A Fund will not rely on the Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.

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III.          APPLICABLE LAW AND REQUEST FOR RELIEF

A.           Shareholder Voting

1.           Applicable Law
Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to a Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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For the reasons set forth in Section III.B.2, and subject to the conditions set forth in Section IV below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, in each case to the extent necessary to permit the Adviser and each Fund, subject to the approval of the Board, including a majority of the Independent Trustees, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the applicable Fund, to: (a) select new or additional Sub-Advisers for the Fund; (b) enter into and materially modify existing Sub-Advisory Agreements; and (c) terminate and replace Sub-Advisers.

2.           Legal Analysis in Support of Relief Requested

a.           Necessary or Appropriate in the Public Interest
A principal purpose of Section 15(a) is to prevent a change of a management investment company’s investment adviser without shareholder approval.  In the case of a traditionally managed investment company, the investment adviser is a single external entity that employs one or more individuals as portfolio managers to make investment decisions.  The investment adviser is free to retain or dismiss portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser proposes to establish an investment program for the Funds pursuant to which the Adviser would be able to select, supervise and evaluate one or more Sub-Advisers which, in turn, will make the day-to-day investment decisions for the subject Funds.  Applicants believe that this service will provide benefits to the Funds’ shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Funds invest.

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From the perspective of the investor, the role of the Sub-Advisers with respect to the Funds will be substantially equivalent to the roles of an investment adviser and its individual portfolio managers with respect to traditionally managed funds.  Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds.  Applicants believe that shareholders of the Funds will look to the Adviser when they have questions or concerns about a Fund’s management or investment performance, and that shareholders will expect the Adviser and the Board to select the Sub-Adviser(s) for the Funds as deemed appropriate by the Adviser and the Board, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provide day-to-day management of fund assets.  Applicants also believe that shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio managers out of the adviser’s own assets, and do not expect that either the Board or the shareholders will approve portfolio managers’ compensation packages.

Because the role of the Adviser with respect to the Sub-Advisers is functionally equivalent to the role of an investment advisory firm with respect to the portfolio managers that serve as its employees, it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the Sub-Advisory Agreements.  Such requirements, under the circumstances, terms and conditions described in this Application are not mandated by the purposes of the 1940 Act and place costs and burdens on the Funds and their shareholders that do not correspondingly advance their interests.  Such voting rights would merely increase the Funds’ expenses and, in some cases, delay the prompt implementation of actions deemed advisable by the Adviser and the Board, both of which results are disadvantageous to shareholders.

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Without the requested Order, when a new Sub-Adviser would be retained by a Fund, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change of control of the Sub-Adviser, the Funds would have to obtain shareholder approval to continue to retain the existing Sub-Adviser beyond the 150-day interim period allowed under Rule 15a-4 under the 1940 Act.  In these cases, the need for shareholder approval requires the Funds to engage in a cumbersome process that involves calling and holding a shareholder meeting, creating and distributing proxy materials and soliciting votes from shareholders on behalf of the Funds.

Another risk is that, without the requested relief, the Board may determine that the costs and delay associated with obtaining shareholder approval for a new Sub-Adviser outweigh the benefits of a prompt termination of an agreement with a Sub-Adviser that is no longer able to manage a Sub-Advised Fund’s assets diligently, or a Sub-Adviser that has lost the confidence of a Fund and the Board because of: (i) loss of personnel, (ii) decreased motivation resulting from an impending termination of the Sub-Advisory Agreement, or (iii) some other factor that has or may impact the services to the Fund.  Given the nature of the Funds’ operations and investors’ reasons for choosing Funds with single or multiple Sub-Advisers, such disadvantages would not be offset by commensurate benefit to shareholders.

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b.           Consistent with the Protection of Investors

Primary responsibility for management of the Funds, including the selection and supervision of Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Investment Advisory Agreement for the Funds will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, including the requirements for shareholder approval.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Funds and shareholders’ expectation that the Adviser will select the most appropriate Sub-Advisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Adviser considers certain information, including, but not limited to the following:

1.
the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s    investment management philosophy and techniques and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Fund;

2.
the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

3.	the financial condition and stability of the Sub-Adviser; and

4.
the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-Adviser and having similar investment objectives and asset sizes.

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In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to a Fund.  In particular, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to the following:

1.	the proposed method of computing the fees;

2.
comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Sub-Adviser for managing comparable accounts having similar investment objectives and with fees paid by other organizations for managing other mutual funds with similar investment objectives and strategies; and

3.	data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Fund will receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) for each Fund will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Fund.  Each Fund’s prospectus will contain the disclosure required by Condition 2.

If new Sub-Advisers are hired, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and a Multi-manager Information Statement;3 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment  of New Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.

3
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in  rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.  A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

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Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or materially amending any Sub-Advisory Agreements.

c.           Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Investment Advisory Agreement will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board of a Fund.  Eliminating the requirement of shareholder approval in such case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of a Fund.  Additionally, if a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in the Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

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C.            Precedent
The relief requested in this Application is substantially similar to other relief from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act previously granted by the Commission. See, e.g., Northern Lights Fund Trust, et. al., Investment Company Act Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order) (“Northern Lights III”); Northern Lights Fund Trust, et. al., Investment Company Act Release Nos. 29867 (November 21, 2011) (notice) and 29888 (December 19, 2011) (order) (“Northern Lights II”);   Northern Lights Fund Trust, et. al., Investment Company Act Release Nos. 29864 (November 17, 2011) (notice) and 29882 (December 13, 2011) (order) (“Northern Lights I”); Curian Series Trust, et. al., Investment Company Act Release Nos. 29794 (September 19, 2011) (notice) and 29836 (October 17, 2011) (order) (“Curian”); Investment Managers Series Trust, et. al., Investment Company Act Release Nos. 29787 (September 13, 2011) (notice) and 29833 (October 12, 2011) (order) (“Investment Managers Series”); RidgeWorth Funds, et. al., Investment Company Act Release Nos. 29787 (September 13, 2011) (notice) and 29833 (October 12, 2011) (order) (“Ridgeworth”); Highmark Funds, et. al., Investment Company Act Release Nos. 29723 (July 12, 2011) (notice) and 29750 (August 8, 2011) (order) (“Highmark”); Sterling Capital Funds, et. al., Investment Company Act Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling Capital”); Altegris Advisors, LLC, et. al., Investment Company Act Release Nos. 29701 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order) (“Altegris”) and The RBB Fund, Inc., et. al., Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order) (“RBB Fund”).

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IV.           CONDITIONS TO RELIEF
Applicants agree that any Order granting the requested relief will be subject to the following conditions:
1.           Before a Fund may rely on the requested Order, the operation of the  Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder(s) before the Fund’s shares are offered to the public.

2.           Each Fund relying on the requested order will disclose in its prospectus the existence, substance and effect of the Order.  In addition, each Fund will hold itself out to the public as employing the manager-of-managers arrangement described in this Application.  The prospectus relating to each Fund will prominently disclose that the Adviser has ultimate responsibility, subject to oversight by the Board, to oversee Sub-Advisers and to recommend their hiring, termination, and replacement.

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3.           The Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.           The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser unless such agreement, including the compensation to be paid thereunder, has been approved by the shareholders of the applicable Sub-Advised Fund.

5.           At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.

6.           Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of such Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.           The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets and, subject to review and approval by the Board, will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of the Fund’s assets; (iii) allocate and ,when appropriate, reallocate the Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objectives, policies and restrictions.

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8.           No trustee or officer of the Trust or of a Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle over which such person does not have control) any interest in a Sub-Adviser except for:  (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.           In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.           PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Patrick W.D. Turley, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC  20006
Telephone:  (202) 261-3300

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With copies to:
Brett D. Rogers, Esq.
Brown Advisory, LLC
901 South Bond Street, Suite 400
Baltimore, Maryland 21231-3340
Telephone:  (800) 645-3923

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each such Applicant is fully authorized to do so, that under the provisions of the Trust’s Declaration of Trust and By-Laws, responsibility for the management of the affairs and business of the Trust is vested in its Board of Trustees, that by resolutions duly adopted and attached to this Application as Exhibit A-1, the Board of Trustees of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Adviser is fully authorized by the Adviser’s corporate documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described herein remain in effect as of the date hereof and are applicable to the individuals who have signed the Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act appear as Exhibit B-1 and B-2 on the pages following each Applicant’s signature.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

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VI.           CONCLUSION

For the reasons and subject the conditions set forth above, Applicants submit that the issuance by the Commission of the requested Order pursuant to Section 6(c) of the 1940 Act is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

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SIGNATURES

Brown Advisory Funds has caused this Application to be duly signed by the undersigned in the City of Baltimore in the State of Maryland on this 29th day of June, 2012.

BROWN ADVISORY FUNDS

By:       /s/ David M. Churchill
Name:  David M. Churchill
Title:    President

Brown Advisory, LLC has caused this Application to be duly signed by the undersigned in the City of Baltimore in the State of Maryland on this 29th day of June, 2012.

BROWN ADVISORY, LLC

By:       /s/ Michael D. Hankin
Name:  Michael D. Hankin
Title:    President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT

Authorizing Resolutions of Brown Advisory Funds – Secretary’s Certificate	A-1
Verification of Brown Advisory Funds Pursuant to Rule 0-2(d)	B-1
Verification of Brown Advisory, LLC Pursuant to Rule 0-2(d)	B-2

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Exhibit A-1
AUTHORIZING RSOLUTIONS OF BROWN ADVISORY FUNDS –

CERTIFICATE OF THE SECRETARY

I, Edward L. Paz, Secretary of Brown Advisory Funds (the “Trust”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting of the Board held on May 2, 2012, and said resolutions have not been in any way amended, annulled, rescinded or revoked, and the same are still in full force and effect:

RESOLVED, that the officers of the Trust, with such assistance from counsel to the Trust or others as may be required, be, and they hereby are and each hereby is, authorized and directed to file, on behalf of the Trust, including all current and future series of the Trust, an application requesting an order of the Securities and Exchange Commission granting such exemptions from, among others, Section 15(a) of the 1940 Act, and Rule 18f-2 under the 1940 Act, as are determined by such officers of the Trust to be necessary or appropriate to permit the Trust and the Trust’s investment adviser to enter into and amend contracts with sub-advisers without the necessity of prior approval by the required vote of shareholders of the particular series of the Trust, in substantially the form presented to the Board, subject to such changes as the officers of the Trust, with the approval of counsel to the Trust, deem appropriate; and it was

FURTHER RESOLVED, that said application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions and to pay any fees and costs that may be necessary or appropriate to effectuate the foregoing resolution.

Date: June 29, 2012	By: /s/ Edward L. Paz
Name: Edward L. Paz
Title: Secretary

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Exhibit B-1
BROWN ADVISORY FUNDS
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application, dated June 29, 2012 for and on behalf of  Brown Advisory Funds; that he is the President of such trust; and that all action by the shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By:       /s/ David M. Churchill
Name:  David M. Churchill
Title:    President

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Exhibit B-2
BROWN ADVISORY, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application, dated June 29, 2012 for and on behalf of Brown Advisory, LLC; that he is the President of such company; and that all action by the shareholders, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

By:       /s/ Michael D. Hankin
Name:  Michael D. Hankin
Title:    President

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